UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 19, 2010

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended October 3, 2010, as furnished to the holders of the Company’s debt securities.

Exhibit

1.	Quarterly report of NXP Semiconductors Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 19th day of November 2010.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström
(Chief Financial Officer)

Exhibit 1

NXP B.V.

INTERIM REPORT

NXP B.V.

PERIOD ENDED OCTOBER 3, 2010

November 19, 2010

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

Page
Basis of Presentation	3
The Company	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction	5
Revenue and operating income (loss)	8
Net income (loss)	11
Employees	13
Liquidity and Capital Resources	14
Contractual Obligations	16
Off-balance Sheet Arrangements	16
Subsequent events	16
Outlook	16

Interim consolidated financial statements:
Interim consolidated statements of operations and comprehensive income for the three and nine months ended October 3, 2010 and September 27, 2009 (unaudited)	17
Interim consolidated balance sheets as of October 3, 2010 (unaudited) and December 31, 2009 (audited)	18
Interim consolidated statements of cash flows for the three and nine months ended October 3, 2010 and September 27, 2009 (unaudited)	19
Interim consolidated statements of changes in equity for the nine months ended October 3, 2010 (unaudited)	21
Supplemental Guarantor information	22

[-2]

Basis of Presentation

This financial report of NXP B.V. (“we”, “NXP” or the “Company”) contains interim consolidated financial statements as of and for the three and nine months ended October 3, 2010 and September 27, 2009 which are unaudited. The December 31, 2009 amounts included herein are derived from the audited consolidated financial statements, as presented in NXP’s Annual Report 2009, dated March 3, 2010.

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 and the statements of operations for the three and nine months ended September 27, 2009, have been adjusted to correct immaterial offset errors for current and deferred tax balances, the application of currency translation adjustments related to the provision for income taxes and the application of functional currency to certain intangible assets and goodwill recorded in conjunction with certain business combinations. These adjustments are set out in the table on page 7.

The third fiscal quarters of 2010 and 2009 both consisted of 91 days and ended on October 3, 2010 and September 27, 2009, respectively.

The preparation of the interim consolidated financial statements in conformity with US GAAP, besides the exclusion of condensed notes to the consolidated financial statements, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in NXP’s Annual Report 2009.

In the opinion of management, the interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements in the Annual Report necessary for the fair presentation of the Company’s financial position at October 3, 2010 and results of operations and cash flows for the three and nine months ended October 3, 2010 and September 27, 2009. This includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position.

The results of operations for the three and nine months ended October 3, 2010 are not necessarily indicative of the operating results to be expected for the full year.

Our significant accounting policies are also disclosed in the financial statements incorporated in NXP’s Annual Report 2009, under note 2 “Significant accounting policies and new standards after 2009”.

Furthermore, this report contains a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and nine months ended October 3, 2010 compared to the same period ended September 27, 2009.

[-3]

The Company

NXP B.V. (the “Company” or “NXP”) is the parent company of the NXP Group (the “NXP Group” or the “Group”), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. The Company headquarters are in the Netherlands. NXP B.V., in its current form, was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductor businesses to a consortium of private equity investors (the Private Equity Consortium) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductor businesses (with over 50 years of innovation and operating history) to NXP B.V., on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of NXP B.V. were then acquired by NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.), an acquisition vehicle formed by the Private Equity Consortium and Philips. We refer to this multi-step transaction as the “Formation”.

At the time of the Formation, NXP Semiconductors N.V. was called KASLION Acquisition B.V., a Dutch private company with limited liability. On May 21, 2010, KASLION Acquisition B.V. converted into a public company with limited liability (naamloze vennootschap) and changed its name to NXP Semiconductors N.V. In September 2010, NXP Semiconductors N.V. contributed the net proceeds from its IPO amounting to $450 million to NXP B.V. as a capital contribution, in order to improve NXP’s capital structure by repaying a portion of long-term indebtedness.

[-4]

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Basis of Presentation

New Segments

On January 1, 2010, we reorganized our prior segments into four reportable segments in compliance with FASB ASC Topic 280. We have two market-oriented business segments, High-Performance Mixed-Signal (“HPMS”) and Standard Products, and two other reportable segments, Manufacturing Operations and Corporate and Other.

•

Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly-owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to decline.

•

Our Corporate and Other segment includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune Singapore Pte, Ltd. (“NuTune”) and software solutions for mobile phones, our “NXP Software” business.

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”). As a result of the transaction, we now own 60% of the outstanding stock of Trident, with a 30% voting interest in participatory rights and a 60% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

For the previously reported periods in this report, the divested operations remained consolidated in the financial statements and are presented under a separate new reporting segment named “Divested Home Activities”. The remaining parts of the former Home segment have been moved into the segments High-Performance Mixed-Signal and Corporate and Other. All previous periods have been restated accordingly.

The presentation of our financial results and the discussion and analysis of our financial condition and results of operations have been restated to reflect the new segments.

[-5]

Factors Affecting Comparability

Economic and Financial Crisis

The economic and financial crisis had an impact on both our revenue and profitability, affecting all our business segments, especially in the first and second quarter of 2009.

Restructuring and Redesign Program

We have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. The Redesign Program, originally announced in September 2008, and expanded several times since, is currently targeted to reduce our cost base by an annualized $900 million to $950 million by the end of 2011, compared to the level in September 2008. Savings have been realized primarily through factory closings and other actions to reduce our manufacturing footprint, particularly in high cost geographies, as well as refocusing and resizing our central research and development and streamlining support functions. Actions related to this program have been a very significant factor in our profitability improvements over the last several quarters.

We estimate the total costs of the Redesign Program to be no greater than $725 million by the end of 2011. Since the beginning of the program in September 2008 and until the end of the third quarter of 2010, $614 million of restructuring costs related to the Redesign Program and other restructuring activities has been paid, of which $60 million relates to the third quarter of 2010.

Capital structure

During the first nine months of 2010, total debt was reduced from $5,283 million to $4,649 million. In the third quarter of 2010 we issued a new bond with principal amount of $1,000 million and used the net proceeds of $974 million to buy back $964 million par value of our existing outstanding debt. In the third quarter of 2010 we received a capital contribution of $450 million from our parent company, NXP Semiconductors N.V. which was used to buy back $461 million par value of outstanding debt. In addition to this, we repaid $100 million on our revolving credit facility. The net gain on all repurchases of debt recognized in the first nine months of 2010 was $57 million.

Going forward the Company continues to seek opportunities to retire or purchase outstanding debt.

Impairment of Goodwill and Other Intangibles

Our goodwill is tested for impairment on an annual basis in accordance with the FASB Accounting Standards Codification 350, Intangibles-Goodwill and Other. To test our goodwill for impairment, the fair value of each “reporting unit” that carries goodwill is determined. If the carrying value of the net assets in the “reporting unit” exceeds the fair value of the “reporting unit”, there is an additional assessment performed to determine the implied fair value of the goodwill. If the carrying value of the goodwill exceeds this implied fair value, we record impairment for the difference between the carrying value and the implied fair value. NXP’s business units are considered as the “reporting unit” as referred to in ASC 350 for the purpose of impairment analysis.

The determination of the fair value of the reporting unit requires us to make significant judgments and estimates including projections of future cash flows from the business. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units. The key assumptions considered for computing the fair value of reporting units include (a) cash flows based on financial projections for periods ranging from 2010 through 2013 and which were projected until 2021, (b) terminal values based on terminal growth rates not exceeding 3%, (c) discount rates, based on WACC, ranging from 11.9% to 13.5%. A sensitivity analysis in which long-term growth rates become approximately zero and the WACC is being increased with 200 basis points, indicates that for all reporting units, the fair value exceeds the book value substantially.

Based on the impairment analysis in the third quarter of 2010, the Company has concluded that there is no impairment required during the reporting period ended October 3, 2010 because of the significant fair value that exceeds the carrying value.

[-6]

Adjustments to previously reported financial statements

Amounts previously reported in the consolidated balance sheet as of December 31, 2009 have been adjusted to correct immaterial offset errors for current and deferred tax balances and the application of functional currency to certain intangible assets and goodwill recorded in conjunction with certain business combinations. These adjustments are set out in the table below:

Consolidated balance sheet for the period ending December 31, 2009:

($ in millions)	As originally reported	Adjustments	As currently reported

Other receivables	113	(54)	59
Other current assets	227	45	272
Other non-current assets	604	(510)	94
Intangible assets excluding goodwill	2,006	(55)	1,951
Goodwill	2,621	(39)	2,582
Accrued liabilities	(756)	54	(702)
Long-term provisions	(925)	472	(453)
Stockholders’ equity:
- Accumulated deficit	5,219	(66)	5,153
- Accumulated other comprehensive income (loss)	(552)	153	(399)
Total stockholders’ equity	(930)	87	(843)

In addition, in the prior period quarterly consolidated statement of operations for the three and nine months periods ending September 27, 2009 the Company incorrectly included currency translation adjustments within the provision for income taxes in the statement of operations. Also, as a result of correcting the application of functional currency to certain intangible assets, a portion of the currency translation movements resulted in lower amortization expense in the prior periods.

As a result, the following line items have been corrected for these immaterial errors:

Consolidated statement of operations:

($ in millions)	For the three months period ending September 27, 2009			For the nine months period ending September 27, 2009
	As originally reported	Adjustments	As currently reported	As originally reported	Adjustments	As currently reported

General and administrative expense	(162)	2	(160)	(499)	6	(493)
Provision for income taxes	(27)	14	(13)	(35)	12	(23)

[-7]

Revenue and operating income (loss)

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q3 2009	Q3 2010	YTD 2009	YTD 2010

Revenue	1,077	1,213	2,682	3,579
% nominal growth	(21.6)	12.6	(39.3)	33.4
Gross profit	322	507	576	1,407
Research and development expenses	(172)	(149)	(547)	(440)
Selling expenses	(82)	(65)	(202)	(196)
General and administrative expenses	(160)	(165)	(493)	(532)
Other income	(37)	2	(23)	(16)

Operating income (loss)	(129)	130	(689)	223

Revenue

The following table presents the aggregate revenue and revenue growth for the three and nine months ended October 3, 2010 and September 27, 2009.

($ in millions, unless otherwise stated)	Q3 2009		Q3 2010		YTD 2009		YTD 2010
	Revenue	growth %	Revenue	growth %	Revenue	growth %	Revenue	growth %

High-Performance Mixed-Signal	547	(15.6)	715	30.7	1,374	(30.6)	2,129	54.9
Standard Products	256	(20.0)	314	22.7	614	(30.5)	882	43.6
Manufacturing Operations	96	(11.1)	148	54.2	247	6.9	411	66.4
Corporate and Other	42	(16.0)	36	(14.3)	125	(22.4)	110	(12.0)
Divested Home Activities	136	6.3	—	—	322	(12.7)	47	—

Total	1,077	(21.6)	1,213	12.6	2,682	(39.3)	3,579	33.4

Q3 2010 compared to Q3 2009

Revenue was $1,213 million in the third quarter of 2010 compared to $1,077 million in the third quarter of 2009, an increase of 12.6%. The increase in revenue, compared to the third quarter of 2009, was due to the overall market recovery and our share gains across a wide range of our business lines. The increase was visible in our market-oriented business segments and all regions, especially in Greater China. The revenue increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010. Revenue in the third quarter of 2010 was also affected by unfavorable currency effects of $38 million, compared to the third quarter of 2009.

Revenue in our HPMS segment registered growth of 30.7%, due to the market growth and our share gains over the past quarters, across a wide range of our business lines. This increase in revenue was partly offset by unfavorable currency effects of $27 million compared to the third quarter of 2009.

Revenue in our Standard Products segment registered growth of 22.7%. This increase was mainly attributable to the recovery from the global economic crises and our ability to ramp up production in response to increased demand. This increase in revenue was partly offset by unfavorable currency effects of $10 million compared to the third quarter of 2009.

[-8]

YTD 2010 compared to YTD 2009

Revenue was $3,579 million in the first nine months of 2010 compared to $2,682 million in the first nine months of 2009, an increase of 33.4%. The increase in revenue, compared to the first nine months of 2009, was mainly due to the overall market recovery, our ability to ramp up production to meet higher demand and the increase in our market share across a wide range of our business lines. The revenue increase was partly offset by the divestment of a major portion of our former Home segment to Trident on February 8, 2010.

Revenue in our HPMS segment registered a 54.9% growth, mainly due to overall market recovery and our share gains, over the past quarters, across a wide range of our business lines.

Revenue in our Standard Products segment registered a 43.6% growth. This increase was mainly attributable to the recovery from the global economic crises and our ability to ramp up production in response to the increased demand.

Operating income (loss)

The following table presents operating income (loss) by segment for the three months and YTD ended October 3, 2010 and September 27, 2009.

($ in millions, unless otherwise stated)	Q3 2009			Q3 2010			YTD 2009			YTD 2010
	Operating income (loss)	in % of revenue		Operating income (loss)	in % of revenue		Operating income (loss)	in % of revenue		Operating income (loss)	in % of revenue

High-Performance Mixed-Signal	7	1.3		120	16.8		(166)	(12.1)		268	12.6
Standard Products	(4)	(1.6)		55	17.5		(77)	(12.5)		108	12.2
Manufacturing Operations	(56)	(58.3)		(8)	(5.4)		(188)	(76.1)		(37)	(9.0)
Corporate and Other	(55)	NM	1)	(37)	NM	1)	(109)	NM	1)	(85)	NM	1)
Divested Home Activities	(21)	(15.4)		—	—		(149)	(46.3)		(31)	(66.0)

Total	(129)	(12.0)		130	10.7		(689)	(25.7)		223	6.2

1)	NM: Not meaningful

Q3 2010 compared to Q3 2009

Our operating income in the third quarter of 2010 was $130 million compared to an operating loss of $129 million in the third quarter of 2009. The increase in operating income was mainly due to the higher gross profit. Gross profit, in the third quarter of 2010 amounted to $507 million, or 41.8% of revenue, compared to $322 million, or 29.9% of revenue, in the third quarter of 2009. The increase in gross profit was largely due to higher revenue, redesign savings, higher factory utilization and a favorable product mix due to increased revenue from our HPMS segment which sells products with higher margin. Factory utilization, based on starts, further increased to 99% in the third quarter of 2010 compared to 73% in the third quarter of 2009. The improvement in operating income was also due to the divestment of a major portion of our former Home segment to Trident. These Divested Home Activities amounted to an operating loss of $21 million in the third quarter of 2009.

Operating income in our HPMS segment was $120 million in the third quarter of 2010 compared to $7 million in the third quarter of 2009. The increase in operating income was mainly due to increase in the gross profit partly offset by higher operating expenses. The gross profit in the third quarter of 2010 was $403 million, or 56.4% of revenue, compared to $242 million, or 44.2% of revenue, in the third quarter of 2009. The increase in operating expenses was largely due to higher research and development expenses.

Operating income in our Standard Products segment was $55 million in the third quarter of 2010 compared to an operating loss of $4 million in the third quarter of 2009. The increase in operating income was mainly due to an increase in the gross profit resulting from higher revenue. The gross profit, in the third quarter of 2010, was $109 million, or 34.7% of revenue, compared to $50 million, or 19.5% of revenue, in the third quarter of 2009.

[-9]

Operating loss in our Manufacturing Operations segment was $8 million in the third quarter of 2010 compared to an operating loss of $56 million in the third quarter of 2009. The operating loss in the third quarter of 2010 was mainly related to the amortization of certain other intangible assets. The operating loss in the third quarter of 2009 was mainly due to the costs related to closure of our factory in Fishkill and other redesign activities.

Operating loss in our Corporate and Other segment was $37 million in the third quarter of 2010 compared to a loss of $55 million in the third quarter of 2009. The operating loss in the third quarter of 2010 was mainly related to losses on revaluation of foreign currency contracts. The operating loss in the third quarter of 2009 included costs related to certain redesign activities.

YTD 2010 compared to YTD 2009

Our operating income in the first nine months of 2010 was $223 million compared to an operating loss of $689 million in the first nine months of 2009. The increase in operating income was mainly due to the higher gross profit resulting from higher revenue. Gross profit, in the first nine months of 2010 amounted to $1,407 million, or 39.3% of revenue, compared to $576 million, or 21.5% of revenue, in the first nine months of 2009. The increase in gross profit was largely due to higher revenue, cost reductions that we achieved as a result of the ongoing Redesign Program, higher factory utilization and a favorable product mix due to increased revenue from our HPMS segment which sells products with higher margin. The improvement in the operating income was also due to the divestment of a major portion of our former Home segment to Trident. These Divested Home Activities amounted to an operating loss of $31 million in 2010 compared to an operating loss of $149 million in the first nine months of 2009. However, this increase in the operating income was partly offset by additional research and development expenses and selling expenses in the remaining business segments.

Operating income in our HPMS segment was $268 million in the first nine months of 2010 compared to an operating loss of $166 million in the first nine months of 2009. The increase in operating income was mainly due to an increase in the gross profit resulting from higher revenue. The gross profit in the first nine months of 2010 was $1,112 million, or 52.2% of revenue, compared to $514 million, or 37.4% of revenue, in the first nine months of 2009. The increase in gross profit was partly offset by higher research and development expenses and higher selling expenses. The increase in selling expenses was in line with our strategy to better serve our customers with High-Performance Mixed-Signal solutions, whereby we have created “application marketing” teams that focus on delivering solutions and systems reference designs that leverage our broad portfolio of products.

Operating income in our Standard Products segment, was $108 million in the first nine months of 2010 compared to an operating loss of $77 million in the first nine months of 2009. The increase in operating income was mainly due to an increase in the gross profit resulting from higher revenue. The gross profit in the first nine months of 2010 was $275 million, or 31.2% of revenue, compared to $82 million, or 13.4% of revenue, in the first nine months of 2009.

Operating loss in our Manufacturing Operations segment was $37 million in the first nine months of 2010 compared to an operating loss of $188 million in the first nine months of 2009. The operating loss in the first nine month of 2010 was mainly related to the amortization of certain other intangible assets. The operating loss in the first nine months of 2009 was mainly related to the sale of the factory in Caen, an additional write down related to the closure of the factory in Fishkill and costs related to other redesign activities.

Operating loss in our Corporate and Other segment was $85 million in the first nine months of 2010 compared to a loss of $109 million in the first nine months of 2009. The operating loss in the first nine months of 2010 was mainly related to the losses on the completed divestment. The operating loss in the first nine months of 2009 was mainly due to costs related to certain redesign activities.

[-10]

Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q3 2009	Q3 2010	YTD 2009	YTD 2010

Operating income (loss)	(129)	130	(689)	223
Financial income (expense)	570	279	843	(436)
Provision for income taxes	(13)	(28)	(23)	(37)
Result equity-accounted investees	—	(5)	75	(60)

Net income (loss)	428	376	206	(310)

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q3 2009	Q3 2010	YTD 2009	YTD 2010

Interest income	1	1	5	1
Interest expense	(83)	(81)	(278)	(239)
Foreign exchange results	142	323	113	(229)
Extinguishment of debt	528	55	1,045	57
Other	(18)	(19)	(42)	(26)

Total	570	279	843	(436)

Q3 2010 compared to Q3 2009

Financial income and expense was an income of $279 million in the third quarter of 2010, compared to an income of $570 million in the third quarter of 2009. Financial income and expense included a gain of $323 million in the third quarter of 2010, as a result of a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a gain of $142 million in the third quarter of 2009. The third quarter of 2010 included a gain of $55 million resulting from the extinguishment of debt compared to a gain of $528 million in the third quarter of 2009. The net interest expense amounted to $80 million in the third quarter of 2010 and included $20 million of accrued interest paid for repurchased bonds. The net interest expense amounted to $82 million in the third quarter of 2009.

YTD 2010 compared to YTD 2009

Financial income and expense was an expense of $436 million in the first nine months of 2010, compared to an income of $843 million in the first nine months of 2009. Financial income and expense included a loss of $229 million in the first nine months of 2010, as a result of a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a gain of $113 million in the first nine months of 2009. The first nine months of 2010 included a gain of $57 million resulting from the extinguishment of debt compared to a gain of $1,045 million in the first nine months of 2009. The net interest expense amounted to $238 million in the first nine months of 2010 and included $20 million of accrued interest paid for repurchased bonds. The net interest expense amounted to $273 million in the first nine months of 2009.

[-11]

Income tax benefit (expenses)

Q3 2010 compared to Q3 2009

The effective income tax rates for the three months ended October 3, 2010 and September 27, 2009 were 6.8% and 2.9%, respectively. The difference in the effective tax rate for the 3 months ended October 3, 2010 compared to the same period in the prior year was primarily due to an increase of losses in tax jurisdictions for which no tax benefit is recognized and higher income for profitable tax jurisdictions, which leads to a higher total provision for income taxes despite an overall decrease in consolidated income before taxes.

YTD 2010 compared to YTD 2009

The effective income tax rates for the nine months ended October 3, 2010 and September 27, 2009 were (17.4%) and 14.9%, respectively. The difference in the effective tax rate for the 9 months ended October 3, 2010 compared to the same period in the prior year was primarily due to an increase of losses in tax jurisdictions for which no tax benefit is recognized and higher income for profitable tax jurisdictions, which leads to a higher total provision for income taxes despite an overall decrease in consolidated income before taxes.

Results relating to equity-accounted investees

Q3 2010 compared to Q3 2009

Results relating to the equity-accounted investees amounted to a loss of $5 million in the third quarter of 2010, compared to nil in the third quarter of 2009. The loss in the third quarter of 2010 was mainly related to our investment in Trident.

YTD 2010 compared to YTD 2009

Results relating to the equity-accounted investees amounted to a loss of $60 million in the first nine months of 2010, compared to a profit of $75 million in the first nine months of 2009. The loss in the first nine months of 2010 was mainly related to our investment in Trident. The loss in the first nine months of 2009 was due to the release of translation differences related to the sale of our share in the ST-NXP Wireless joint venture.

Net income

Q3 2010 compared to Q3 2009

Our net income in the third quarter of 2010 was $376 million compared to net income of $428 million in the third quarter of 2009. The increase in operating income was offset by the lower financial income and expenses in the third quarter of 2010.

YTD 2010 compared to YTD 2009

Our net loss in the first nine months of 2010 was $310 million, compared to net income of $206 million in the first nine months of 2009. The higher net income in 2009 was mainly due to the gains resulting from debt extinguishment.

[-12]

Non-controlling interests

Q3 2010 compared to Q3 2009

The share of non-controlling interests amounted to a profit of $7 million in the third quarter of 2010, compared to a profit of $10 million in the third quarter of 2009. This was mostly related to the third-party share in the results of consolidated companies, predominantly SSMC.

YTD 2010 compared to YTD 2009

The share of non-controlling interests amounted to a profit of $28 million in the first nine months of 2010, compared to a profit of $5 million in the first nine months of 2009. This was mostly related to the third-party share in the results of consolidated companies, predominantly SSMC.

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at October 3, 2010 and December 31, 2009.

(number of full-time employees)	December 31, 2009	October 3, 2010

High-Performance Mixed-Signal	2,910	2,797
Standard Products	2,021	2,436
Manufacturing Operations	14,725	16,007
Corporate and Other	7,456	7,364
Divested Home Activities	1,038	—

Total	28,150	28,604

(number of full-time employees)	December 31, 2009	October 3, 2010

Europe and Africa	8,734	7,819
Americas	728	533
Greater China	7,159	7,451
Asia Pacific	11,529	12,801

Total	28,150	28,604

[-13]

Liquidity and Capital Resources

At the end of the third quarter 2010, our cash balance amounted to $962 million. Taking into account the available undrawn amount under the Secured Revolving Credit facility, we had $1,098 million of liquidity available.

At the end of 2009 we had a cash balance of $1,041 million and during the last nine months our cash decreased by $79 million. This included a decrease of cash of $43 million, related to the translation of foreign denominated cash balances into USD. We were able to generate cash from our own operations amounting to $224 million in the first nine months of 2010 compared to a cash outflow of $768 million in the same period last year. Operationally our business improved and cash spent on the redesign program resulted in a cash outflow of $181 million.

Net capital expenditures for property, plant and equipment increased to $67 million in the third quarter of 2010 compared to $9 million in the third quarter of 2009 due to increased business activity. In the third quarter of 2010 we sold our interest in Virage which resulted in net proceeds of $27 million.

In the first nine months of 2010, net capital expenditures for property, plant and equipment amounted to $166 million compared to $42 million in the same period of 2009. In 2010 we sold our interest in Virage which resulted in net proceeds of $27 million. As part of the sale of a major portion of our former Home business to Trident, we contributed $47 million in 2010, whereas in 2009 we received a total of $146 million which was mainly related to the sale of the remaining part of our mobile business, the sale of our shares in DSP Group and a loan repayment.

In the third quarter of 2010 we were able to buy back $1,425 million of our outstanding debt for a cash consideration of $1,370 million. This was largely financed by issuing new bonds with a principal amount of $1,000 million and from a capital contribution from our parent company, amounting to $450 million.

In the nine months of 2010 we were able to buy back $1,440 million of our outstanding debt for a cash consideration of $1,383 million.

At the end of the third quarter of 2010 we still had a remaining capacity of $136 million available under our Secured Revolving Credit facility, after taking into account the outstanding bank guarantees and based on the quarter end exchange rates. The facility is denominated in Euros of which $500 million was drawn at the end of the third quarter.

Total cash amounted to $962 million at the end of the third quarter of which $318 million was held by SSMC, our joint venture company with TSMC, in Singapore. A portion of this cash can be distributed to us by way of a dividend but 38.8% of the dividend will be paid to TSMC. In the third quarter of 2010 no dividends were received from SSMC.

Our sources of liquidity include cash on hand, cash flow from operations and amounts available under our Secured Revolving Credit Facility. We believe that, based on our current level of operations as reflected in our results of operations for the third quarter of 2010, these sources of liquidity will be sufficient to fund our operations, capital expenditures and debt service for at least the next twelve months.

Forward Start Revolving Credit Facility

On May 10, 2010, we entered into a €458 million Forward Start Revolving Credit facility, a “forward start” to refinance our existing secured revolving credit facility (the “Secured Revolving Credit Facility”). The Forward Start Credit Facility will become available to us on September 28, 2012, the maturity date of our current Secured Revolving Credit Facility, subject to specified terms and conditions, and will mature on September 28, 2015.

[-14]

Cash Flows

The condensed consolidated statements of cash flows for the three months ended October 3, 2010 and September 27, 2009 are presented as follows:

($ in millions, unless otherwise stated)	Q3 2009	Q3 2010	YTD 2009	YTD 2010

Cash flow from operating activities:
Net income (loss)	428	376	206	(310)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	(479)	(218)	(974)	534

Net cash provided by (used for) operating activities	(51)	158	(768)	224
Net cash (used for) provided by investing activities	(9)	(51)	98	(199)
Net cash (used for) provided by financing activities	(284)	(47)	(80)	(61)

Total change in cash and cash equivalents	(344)	60	(750)	(36)
Effect of changes in exchange rates on cash positions	32	60	15	(43)
Cash and cash equivalents at beginning of period	1,373	842	1,796	1,041

Cash and cash equivalents at end of period	1,061	962	1,061	962

Cash Flow from Operating Activities

We generated $158 million of cash from our operations during the third quarter of 2010, compared to a usage of $51 million a year ago. An improved economic environment and improved operational business performance were the main drivers behind this improvement. Redesign payments of $60 million were lower compared to $125 million a year ago. Cash interest payments amounted to $56 million in the third quarter of 2010 which included $20 million in payments of occurred interest on bonds repurchased earlier. In the third quarter of 2009 $52 million was paid for interest on our debt.

Furthermore, in the third quarter of 2010 we had a positive cash inflow of approximately $1.2 billion from, amongst others, our customers versus payments amounting to approximately $1.1 billion mainly related to suppliers and staff.

Cash Flow from Investing Activities

Net cash used for investing activities resulted to $51 million in the third quarter of 2010, compared to $9 million in the third quarter of 2009. This was mainly driven by an increase of cash spent on gross capital expenditures of $69 million and partly compensated by the cash received of $27 million, mainly related to the sale of our stake in Virage.

In the first nine months of 2010 we spent $196 million on gross capital expenditures and paid $47 million to Trident. We also received $27 million, mainly related to the sale of our stake in Virage. The $30 million received as proceeds from the disposal of property, plant and equipment was mainly attributable to the sale of property in Boeblingen. In the first nine months of 2009 we spent $55 million on gross capital expenditures and received $146 million mainly related to the sale of the remaining part of our mobile business and the sale of our shares in DSP Group.

Cash Flow from Financing Activities

Net cash used for financing activities was $47 million in the third quarter of 2010 compared to a usage of $284 million in the same quarter in 2009. We concluded bond repurchases of $1,425 million of principal amount of our debt for a cash consideration of $1,370 million in the third quarter of 2010 and financed this with an issuance of new bonds of $1,000 million and a capital contribution from our parent company of $450 million. The cash spent on bond repurchases in the third quarter of 2009 amounted to $286 million.

In the first nine months of 2010 we spent $61 million on financing activities compared to $80 million in the first nine months of 2009. In addition to the activities described under the third quarter 2010, we bought back an additional amount of $13 million of our bonds in this period. In the first nine months of 2009 we spent $80 million on financing activities which was a result of $286 million spent on bond repurchases and $200 million drawn under our revolving credit facility.

[-15]

Contractual Obligations

No material changes in our contractual obligations occurred since December 2009.

Off-balance Sheet Arrangements

At the end of the third quarter of 2010, we had no off-balance sheet arrangements.

Subsequent events

New long-term equity incentive program

In October 2010, the board of directors of NXP Semiconductors N.V. has resolved to implement a new long-term equity incentive program for management and key employees, consisting of: (i) a share plan under which performance shares and restricted shares can be awarded, (ii) a restricted stock units plan, under which performance related stock units and restricted stock units can be awarded, and (iii) a global stock option plan, under which stock options can be awarded. The size of the annual equity pool available for awards under this long-term equity incentive program in the period from November 2, 2010 up to Q4 2011 represents a maximum of 7.2 million shares of common stock of NXP.

Outlook

During the third quarter, as lead times continued to move toward more normal levels for most of our products, and customers gained more confidence in their ability to obtain product, we began to see adjustments in order patterns. While demand in our large Identification and Automotive businesses remains strong, we are seeing some mixed signals in certain consumer, PC and industrial markets. We believe the signs we are seeing point to a semiconductor market that is transitioning to more normal seasonal growth patterns.

We expect Product Revenue in the fourth quarter to be relatively flat sequentially, on a comparable basis. Non-GAAP operating income is expected to be up 3% to 7% percent sequentially as our margins continue to benefit from the results of our Redesign Program.

A portion of NXP’s Product Revenue is denominated in currencies other than its U.S. dollar reporting currency. Due to the difficulty of forecasting fluctuations in foreign currency exchange rates relative to the U.S. dollar, primarily the Euro, NXP provides revenue guidance only on a “comparable basis”. With respect to the Euro, these fluctuations tend to be offset by fluctuations in Euro based cost such that there is minimal impact on operating income.

Eindhoven, November 19, 2010

Board of directors

[-16]

Interim consolidated statements of operations and comprehensive income of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

		For the three months ended		For the nine months ended
		September 27, 2009	October 3, 2010	September 27, 2009	October 3, 2010
Revenue		1,077	1,213	2,682	3,579
Cost of revenue		(755)	(706)	(2,106)	(2,172)

Gross profit		322	507	576	1,407

Research and development expense		(172)	(149)	(547)	(440)
Selling expense		(82)	(65)	(202)	(196)
General and administrative expense		(160)	(165)	(493)	(532)
Other income (expense)		(37)	2	(23)	(16)

Operating income (loss)		(129)	130	(689)	223

Financial income (expense):
–	Extinguishment of debt	528	55	1,045	57
–	Other financial income (expense)	42	224	(202)	(493)

Income (loss) before taxes		441	409	154	(213)

Provision for income taxes		(13)	(28)	(23)	(37)

Income (loss) after taxes		428	381	131	(250)

Results relating to equity-accounted investees		—	(5)	75	(60)

Net income (loss)		428	376	206	(310)

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholders		418	369	201	(338)
Net income (loss) attributable to non-controlling interests		10	7	5	28

Net income (loss)		428	376	206	(310)

Consolidated statements of comprehensive income:

Net income (loss)		428	376	206	(310)
–	Unrealized gain (loss) on available for sale securities	—	—	—	—
–	Recognition funded status pension benefit plan	—	—	—	—
–	Unrealized gain (loss) on cash flow hedge	—	—	—	—
–	Foreign currency translation adjustments	(33)	(103)	25	103
–	Reclassifications into income	—	—	(78)	—
–	Income tax on net current period changes	—	—	—	—

Total comprehensive income (loss)		395	273	153	(207)

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholders		385	266	148	(235)
Income (loss) attributable to non-controlling interests		10	7	5	28

Total net comprehensive income (loss)		395	273	153	(207)

[-17]

Interim consolidated balance sheets of NXP B.V.

($ in millions, unless otherwise stated)

	December 31, 2009		October 3, 2010
	(audited)		(unaudited)
Assets
Current assets
Cash and cash equivalents		1,041		962
Receivables:
– Accounts receivable – net	455		520
– Other receivables	59		50

		514		570
Assets held for sale		144		47
Inventories		542		504
Other current assets		272		140

Total current assets		2,513		2,223

Non-current assets
Investments in equity-accounted investees		43		159
Other non-current financial assets		35		20
Other non-current assets		94		148
Property, plant and equipment:
– At cost	2,468		2,284
– Less accumulated depreciation	(1,107)		(1,079)

		1,361		1,205

Intangible assets excluding goodwill:
– At cost	3,306		3,193
– Less accumulated amortization	(1,355)		(1,552)

		1,951		1,641
Goodwill		2,582		2,515

Total non-current assets		6,066		5,688

Total assets		8,579		7,911

Liabilities and equity
Current liabilities
Accounts and notes payable		582		619
Liabilities held for sale		2		29
Accrued liabilities		702		559
Short-term provisions		269		133
Other current liabilities		88		48
Short-term debt		610		509

Total current liabilities		2,253		1,897

Non-current liabilities

Long-term debt		4,673		4,140
Long-term provisions		453		458
Other non-current liabilities		159		111

Total non-current liabilities		5,285		4,709

Contractual obligations and contingent liabilities		—		—
Equity
Non-controlling interests		198		226
Stockholders’ equity:
Common stock, par value EUR 455 per share:
– Authorized: 200 shares	—		—
– Issued: 40 shares	—		—
Capital in excess of par value	5,597		6,068
Accumulated deficit	(5,153)		(5,491)
Accumulated other comprehensive income (loss)	399		502

Total Stockholders’ equity		843		1,079

Total equity		1,041		1,305

Total liabilities and equity		8,579		7,911

[-18]

Interim consolidated statements of cash flows of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the nine months ended
	September 27, 2009	October 3, 2010	September 27, 2009	October 3, 2010
Cash flows from operating activities:
Net income (loss)	428	376	206	(310)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	202	162	662	524
Impairment goodwill and other intangibles	—	—	—	—
Impairment assets held for sale	—	—	—	—
Net (gain) loss on sale of assets	38	(7)	(50)	19
Gain on extinguishment of debt	(528)	(55)	(1,045)	(57)
Results relating to equity-accounted investees	—	6	—	60
Dividends paid to non-controlling interests	—	(1)	(29)	(1)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	18	77	(5)	32
(Increase) decrease in inventories	19	(24)	36	47
Increase (decrease) in accounts payable, accrued and other liabilities	(15)	(62)	(291)	(158)
Decrease (increase) in other non-current assets	(35)	106	(144)	(103)
Increase (decrease) in provisions	(27)	(49)	(4)	(90)

Other items	(151)	(371)	(104)	261

Net cash provided by (used for) operating activities	(51)	158	(768)	224
Cash flows from investing activities:
Purchase of intangible assets	(3)	(2)	(6)	(4)
Capital expenditures on property, plant and equipment	(11)	(69)	(55)	(196)
Proceeds from disposals of property, plant and equipment	2	2	13	30
Proceeds from disposals of assets held for sale	—	—	—	—
Proceeds from the sale of securities	—	—	20	—
Purchase of other non-current financial assets	—	(1)	—	(1)
Proceeds from the sale of other non-current financial assets	—	27	—	27
Purchase of interests in businesses	—	(8)	—	(8)
Proceeds from (consideration related to) sale of interests in businesses	3	—	126	(47)

Net cash (used for) provided by investing activities	(9)	(51)	98	(199)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	2	—	7	(1)
Amounts drawn under the revolving credit facility	200	—	400	—
Repayments under the revolving credit facility	(200)	(100)	(200)	(100)
Repurchase of long-term debt	(286)	(1,370)	(286)	(1,383)
Net proceeds from the issuance of long-term debt	—	974	—	974
Principal payments on long-term debt	—	(1)	(1)	(1)
Net proceeds from capital contribution from parent	—	450	—	450

Net cash provided by (used for) financing activities	(284)	(47)	(80)	(61)

Effect of changes in exchange rates on cash positions	32	60	15	(43)

Increase (decrease) in cash and cash equivalents	(312)	120	(735)	(79)
Cash and cash equivalents at beginning of period	1,373	842	1,796	1,041

Cash and cash equivalents at end of period	1,061	962	1,061	962

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

[-19]

	For the three months ended		For the nine months ended
	September 27, 2009	October 3, 2010	September 27, 2009	October 3, 2010
Supplement disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	52	56	276	201
Income taxes	9	7	36	12

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	5	30	159	10
Book value of these assets	—	(23)	(153)	(135)
Non-cash gains (losses)	(43)	—	44	106

	(38)	7	50	(19)

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	—	—	—	177
Virage Logic shares/options	—	—	—	—
Others	—	—	5	—

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	(156)	(382)	(125)	240
Share-based compensation	5	7	20	21
Value adjustments/impairment financial assets	—	—	—	(4)
Non-cash interest cost due to applying effective interest method	2	4	4	11
Others	(2)	—	(3)	(7)

	(151)	(371)	(104)	261

[-20]

Interim consolidated statements of changes in equity of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available- for-sale securities	Unrecognized net periodic pension cost	Changes in fair value of cash flow hedges	Total accum. other compr. income	Total stockholders’ equity	Non- controlling interests	Total equity

Balance as of December 31, 2009	—	5,597	(5,153)	367	—	32	—	399	843	198	1,041

Net income (loss)			(338)						(338)	28	(310)
Components of other comprehensive income:
Recognition of funded status pension benefit plan
Unrealized gain (loss) on available for sale securities
Foreign currency translation adjustments				105		(2)		103	103		103
Reclassifications into income
Income tax on current period changes
Share-based compensation plans		21							21		21
Capital contribution from parent	—	450							450		450
Dividends distributed

Balance as of October 3, 2010	—	6,068	(5,491)	472	—	30	—	502	1,079	226	1,305

[-21]

Supplemental consolidated statement of operations for the nine months ending October 3, 2010

($ in millions)
	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Revenue		3,283	188	3,471	108		3,579
Intercompany revenue		170	347	517	209	(726)	—

Total revenue	—	3,453	535	3,988	317	(726)	3,579
Cost of revenue	26	(2,092)	(405)	(2,471)	(220)	519	(2,172)

Gross profit	26	1,361	130	1,517	97	(207)	1,407
Research and development expenses	(9)	(338)	(114)	(461)		21	(440)
Selling expenses		(245)	(70)	(315)		119	(196)
General and administrative expenses	(222)	(351)	(26)	(599)		67	(532)
Other business income (expense)	(368)	211	148	(9)	(7)		(16)

Operating income	(573)	638	68	133	90		223
Financial income and expenses	(349)	(80)	(9)	(438)	2		(436)
Income (loss) subsidiaries	529			529		(529)	—

Income (loss) before taxes	(393)	558	59	224	92	(529)	(213)
Provision for income taxes	115	(134)	(17)	(36)	(1)		(37)

Income (loss) after taxes	(278)	424	42	188	91	(529)	(250)
Results relating to equity-accounted investees	(60)			(60)			(60)

Net income (loss)	(338)	424	42	128	91	(529)	(310)

Attribution of net income:
Net income (loss) attributable to stockholders	(338)	424	49	135	56	(529)	(338)
Net income (loss) attributable to non-controlling interests			(7)	(7)	35		28

Net income (loss)	(338)	424	42	128	91	(529)	(310)

[-22]

Supplemental consolidated balance sheet at October 3, 2010

($ in millions)
	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	435	104	101	640	322		962
Receivables	—	487	68	555	15		570
Intercompany accounts receivable	303	111	103	517	71	(588)	—
Assets held for sale	—	47	—	47	—	—	47
Inventories	—	428	46	474	30	—	504
Other current assets	37	79	21	137	3	—	140

Total current assets	775	1,256	339	2,370	441	(588)	2,223

Non-current assets:
Investments in equity-accounted investees	159	—	—	159	—	—	159
Investments in affiliated companies	699	—	—	699	—	(699)	—
Other non-current financial assets	1	16	3	20	—	—	20
Other non-current assets	278	(146)	12	144	4	—	148
Property, plant and equipment	153	729	138	1,020	185	—	1,205
Intangible assets excluding goodwill	1,616	8	17	1,641	—	—	1,641
Goodwill	2,515	—	—	2,515	—	—	2,515

Total non-current assets	5,421	607	170	6,198	189	(699)	5,688

Total	6,196	1,863	509	8,568	630	(1,287)	7,911

Liabilities and equity
Current liabilities:
Accounts and notes payable	—	508	78	586	33	—	619
Intercompany accounts payable	8	456	121	585	3	(588)	—
Liabilities held for sale	29	—	—	29	—	—	29
Accrued liabilities	161	278	96	536	24	—	559
Short-term provisions	15	102	16	133	—	—	133
Other current liabilities	16	29	4	49	(1)	—	48
Short-term debt	500	—	6	506	3	—	509
Intercompany financing	—	2,911	(13)	2,898	—	(2,898)	—

Total current liabilities	729	4,284	308	5,321	62	(3,486)	1,897

Non-current liabilities:
Long-term debt	4,133	4	3	4,140	—	—	4,140
Long-term provisions	233	211	10	454	4	—	458
Other non-current liabilities	22	77	3	102	9	—	111

Total non-current liabilities	4,388	292	16	4,696	13	—	4,709
Non-controlling interests			10	10	216	—	226
Stockholder’s equity	1,079	(2,713)	175	(1,459)	339	2,199	1,079

Total equity	1,079	(2,713)	185	(1,449)	555	2,199	1,305

Total	6,196	1,863	509	8,568	630	(1,287)	7,911

[-23]

Supplemental consolidated statement of cash flows for the nine months ending October 3, 2010

($ in millions)
	NXP B.V.	Guarantors	Non-guarantors (restricted)	Sub-total	Non-guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	(338)	424	42	128	91	(529)	(310)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	(529)	—	—	(529)	—	529	—
Depreciation and amortization	229	206	45	480	44	—	524
Net (gain) loss on sale of assets	170	(143)	(8)	19	—	—	19
Gain on extinguishment of debt	(57)	—	—	(57)	—	—	(57)
Results relating to equity-accounted investees	60	—	—	60	—	—	60
Dividends paid to non-controlling interests	—	—	—	—	(1)	—	(1)
(Increase) decrease in receivables and other current assets	36	(31)	36	41	(9)	—	32
(Increase) decrease in inventories	—	38	5	43	4	—	47
Increase (decrease) in accounts payable, accrued and other liabilities	(87)	(41)	(37)	(165)	7	—	(158)
Decrease (increase) intercompany current accounts	(205)	200	19	14	(14)	—	—
Decrease (increase) in other non-current assets	(214)	111	2	(101)	(2)	—	(103)
Increase (decrease) in provisions	(164)	95	(21)	(90)	—	—	(90)
Other items	217	42	3	262	(1)	—	261

Net cash provided by (used for) operating activities	(882)	901	86	105	119	—	224

Cash flows from investing activities:
Purchase of intangible assets	—	(1)	(3)	(4)	—	—	(4)
Capital expenditures on property, plant and equipment	—	(114)	(53)	(167)	(29)	—	(196)
Proceeds from disposals of property, plant and equipment		29	1	30	—	—	30
Purchase of other non-current financial assets	(1)	—	—	(1)	—	—	(1)
Proceeds from the sale of other non-current financial assets	27	—	—	27	—	—	27
Purchase of interests in businesses	(8)	—	—	(8)	—	—	(8)
Proceeds from sale of interests in businesses	(45)	—	(2)	(47)	—	—	(47)

Net cash (used for) provided by investing activities	(27)	(86)	(57)	(170)	(29)	—	(199)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	1	3	4	(5)	—	(1)
Repayments under the revolving credit facility	(100)	—	—	(100)	—	—	(100)
Repurchase of long-term debt	(1,383)	—	—	(1,383)	—	—	(1,383)
Net proceeds from the issuance of long-term debt	974	—	—	974	—	—	974
Principal payments on long-term debt	—	—	(1)	(1)	—	—	(1)
Capital contribution from parent	450	—	—	450	—	—	450
Net changes in intercompany financing	522	(532)	10	—	—	—	—
Net changes in intercompany equity	343	(311)	(31)	1	(1)	—	—

Net cash provided by (used for) financing activities	806	(842)	(19)	(55)	(6)	—	(61)
Effect of changes in exchange rates on cash positions	(47)	1	2	(44)	1	—	(43)
Increase (decrease) in cash and cash equivalents	(150)	(26)	12	(164)	85	—	(79)
Cash and cash equivalents at beginning of period	585	130	89	804	237	—	1,041

Cash and cash equivalents at end of period	435	104	101	640	322	—	962

[-24]